UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

AUDIT COMMITTEE´S REPORT

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

Buenos Aires, March 8, 2017

To the Directors and Shareholders of

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA

NORTE S.A. (EDENOR S.A.)

Av. Del Libertador 6363, 11th floor

City of Buenos Aires

In our capacity as members of the Audit Committee of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR S.A.” or “the Company”) and in compliance with the rules set forth by the Argentine National Securities Commission (Comisión Nacional de Valores, hereinafter “CNV”), we are pleased to submit to your consideration the following report on the treatment given by the Audit Committee to the issues for which it is responsible, all for the year ended December 31, 2016 (hereinafter “the fiscal year”).

I.         DUTIES AND RESPONSIBILITIES OF THE AUDIT COMMITTEE

A brief summary of the main duties and responsibilities of the Audit Committee is included below:

-      As regards reporting, internal control and risk management:

A-   To oversee external audit, assess its compliance with independence requirements, its audit plans and performance, expressing an opinion on such issues in the annual report and informing on external auditors´ fees and payment of other services rendered by auditing firms as well as by any other firms for auditing, accounting, IT, internal control and financial and administrative advisory services, as well as any payment for courses delivered in connection with those issues and, if applicable, to express an opinion on:

1.       The Board of Directors´ proposal to appoint or remove external auditors.

2.       Requests for special audits submitted by non-controlling shareholders (none in the fiscal year).

B.    To assess internal audit plans and performance, expressing an opinion thereon in the annual report.

C.    To oversee internal control and, as part of it, the operation and reliability of the administrative and accounting system.

D.   To monitor enforcement of the Company´s information policies on risk-management.

E.    To assess compliance with the rules of conduct applicable to the Company.

F.    To monitor effective operation of a channel to be used by the Company´s officers and personnel to submit accounting, internal control and auditing complaints.

G.   To monitor reliability of the financial information and information on relevant facts submitted to the CNV and to stock exchanges and securities markets working in conjunction with it.

-    Other duties:

H.  To render an opinion on agreements executed with related parties for amounts in excess of 1% of the Company’s Shareholders’ Equity, as stated in the most recently approved Balance Sheet, submitted to its consideration by the Board of Directors or by one of its members in relation to whether they qualify as arm’s length transactions.

I.     To render an opinion on any case of conflict of interest, fully disclosing them to the market.

J.     To render an opinion on the reasonableness of the proposals made by the Board of Directors in connection with fees and stock option plans for directors and managers.

K.    To implement the training program.

L.    Every year, to prepare an action plan for the relevant fiscal year and report it to the Board of Directors and to the Supervisory Committee.

M.   Every year, to analyze adequacy of the Committee´s Rules and to inform any changes proposed to the Board of Directors for their review and approval.

N.   To provide each and every report, opinion or decision required by the rules in force.

O.   To render an opinion on compliance with legal requirements and on the reasonableness of issuing terms and conditions, in case of issue of shares or convertible securities that exclude or restrict preemptive rights (none in the fiscal year).

P.    To inform on the Board of Directors´ resolution required in case of other purchases of treasury stock (none in the fiscal year).

Q.   To render an opinion on public tender offer of shares under voluntary delisting (none in the fiscal year).

R.    To consider any other issue timely delegated upon it by the Board of Directors, as well as to carry out any other duty imposed on it by the Law (none in the fiscal year).

The following section describes the relevant duties and responsibilities applicable during the fiscal year. Nevertheless, for the sake of their understanding, we suggest reading the relevant provisions (Law No. 26.831, Sections 64, 72, 73, 98, 108 and 110, CNV´s Rules, Title II, Chapter III, Section V, Paragraph 18) and the Company´s Audit Committee´s Rules.

II.       TREATMENT GIVEN BY THE AUDIT COMMITTEE TO THE ISSUES ABOVE

On February 29, 2016, the Audit Committee approved its work plan for the 2016 fiscal year, which was submitted to the Board of Directors and to the Supervisory Committee.

Below please find a summary of the treatment given by the Audit Committee to the issues under its scope of responsibility as described above, except for those issues mentioned in I.A.2, I.O., I.P., I.Q. and I.R., as they are not applicable. In such regard, we describe the main tasks performed and the conclusions in relation to each one of the relevant duties and responsibilities.

A.    External Audit

On March 8, 2016, the Board of Directors proposed to appoint Price Waterhouse & Co. S.R.L. as the Company´s external auditors for the fiscal year,  with Mr. Sergio Cravero as regular auditor and Mr. Norberto Fabián Montero as alternate auditor.

On April 11, 2016, the Audit Committee accepted the Board of Directors´ proposal.

On April 28, 2016, the Shareholders´ Meeting appointed said auditors as proposed by the Board of Directors.

In order to assess if the quality of the work performed by the external auditors provides a reasonable level of assurance on the documents subject to its examination, we have analyzed the following aspects to the extent they relate to such purpose:

1.    Background information of the external auditing firm and particularly personal and professional data of regular and alternate auditors as regards their skills and  independence, including, but not limited to, the following tasks:

            a.    Reading the sworn statements required under section 104, Law No. 26.831.

            b.    Analyzing auditors´ independence policies and quality control.

            c.    Collecting information on their training and education, experience, working methods, working teams and clients.

            d.    Obtaining a statement by auditors in relation to their independence.

            e.    Discussing the issues above with the Company´s officers.

2.    Development of auditing tasks basically through meetings with auditors where the following issues were analyzed and evaluated, among others:

            a.    Enforcement of the relevant policies and application of working methods.

            b.    General planning of tasks.

            c.    Tasks carried out in key areas.

            d.    Most important written communications between auditors and the Company´s officers.

            e.    Outcome of the most important works and relevant conclusions.

            f.    Criteria used in connection with key accounting and auditing matters.

3.    Analysis of reports prepared by auditors upon completion of their work, including, but not limited to, the following:

            a.    Audit reports on financial statements as of December 31, 2016 and on the review of the relevant Executive Summary and supplementary information requested by Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and by CNV.

            b.    Limited review reports on condensed interim financial statements as of March 31, June 30 and September 30, 2016 and on the review of the applicable Executive Summaries and of the supplementary information requested by Buenos Aires Stock Exchange and by CNV.

4.    Services rendered by external auditors for a total invoicing amount in the fiscal year of AR$5,070,225 as auditing services and as other services intended to build trust in third parties.

In accordance with the provisions of the Audit Committee´s Internal Rules, it is our responsibility to further inform on fees for services rendered by other professionals during the fiscal year in connection with auditing, accounting, IT, internal control and financial and administrative advisory issues, as well as those related to courses delivered on those issues. In such regard, we inform on the relevant fees for the 2016 fiscal year.

SERVICES RENDERED	AMOUNT (IN PESOS)

Internal Audit and Internal Control	2,143,714.-
Information System Consulting	883,048.-
Accounting Consulting	164,960.-
Tax Consulting	616,225.-
Financial and Administrative Consulting	919,183.-
4,727,130.-

As a result of the work performed as described and for the purposes above, no significant issue has come to our attention that, in our opinion, we should mention in relation to the external auditors appointed by the Meeting for the fiscal year, as regards their engagement, independence, skills, performance, reports and services requested to them by the Company during said fiscal year. Accordingly, we believe that external audit planning and development during the fiscal year were satisfactory as regards their purposes to offer a proper level of reliability of the audited information.

B.    Internal Audit

Internal Audit is an independent, objective, assurance and consulting activity that adds value to and improves the Company´s operations. It helps the Company accomplish its organizational objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control, and governance processes. Internal Audit Management is focused on ascertaining if the risk management scheme and corporate governance and control processes designed and executed by management are appropriate and effectively work to ensure that:

a)    risks are properly identified and managed.

b)    interaction by different groups across corporate governance is appropriate.

c)    critical information (whether information on finance, management or operations) is complete, accurate, reliable and appropriate.

d)    actions taken by employees are in line with applicable policies, rules, procedures, laws and regulations.

e)    resources are economically acquired, efficiently used and properly protected.

f)    goals are achieved and approved plan and programs are implemented.

g)    quality and continuous improvement are developed in all the organization´s processes.

Our work in connection with internal audit does not cover those matters related to the efficiency and effectiveness of operations as we believe that they are out of our scope of responsibility.

For the purposes of evaluating whether Internal Audit Management duly complied with its relevant duties and responsibilities, we have analyzed the following tasks:

1.      Review of the following elements, to the extent they are related to the purpose described above:

a.     Mission, duties and working methods of the Internal Audit Management in line with its Internal Audit General Rule.

b.     Organizational and reporting structures.

c.      Its staff´s key skills.

d.     Annual working plan.

2.      Regular meetings held with the Internal Audit Management to follow-up full implementation of the audit plan and analyze results of works done.

As a result of our work, performed for the purposes and with the scope already mentioned, no relevant issue has come to our attention that, in our opinion, we should mention in relation to the organization, independence, oversight and implementation of tasks performed during the fiscal year, or to the communication of their results. In view of the foregoing, it is our opinion that planning and development of the internal audit work performed by said Management during the fiscal year were appropriate in relation to its purposes as mentioned before, except that we express no opinion on the work done in relation to the efficiency and effectiveness of operations as they are out of our scope of responsibility.

C.    Internal Control

As described above, internal control comprises the rules, systems, skills and attitudes of the personnel intended, among other purposes, to protect the shareholders’ equity, ensure reliability and appropriate disclosure of the Company´s financial information and relevant events and emphasize compliance with laws, regulations and rules passed by the Company, particularly those related to accounting and financial matters.

Our work in connection with internal control did not cover those matters related to the efficiency and effectiveness of operations as we believe that they are out of our scope of responsibility.

In order to assess if the Company’s internal control in general, and its administrative and accounting system in particular (an integral part thereof), duly fulfills the purposes mentioned above, to which we have limited the scope of our work, we have performed the following tasks:

1.    Discussion of matters related to the Company´s internal control and its administrative and accounting system with the Company´s key officers.

2.    Consideration of tasks mentioned in item B above.

3.    Analysis of related work performed by external auditors and their results.

4.    Analysis of tasks performed by the Company in compliance with the applicable provisions of the Sarbanes-Oxley Act:

As the Company is subject to and governed by the provisions of the Sarbanes-Oxley Act, it must perform all tasks required to certify internal control as prescribed by said Act.

The Audit Committee has been informed of the tasks already performed and has analyzed their results.

The Audit Committee need not make any comment on the work done or the results obtained.

As a result of our work, performed for the purposes and with the scope already mentioned, no relevant issue has come to our attention that, in our opinion, we should mention particularly in relation to the Company´s internal control and administrative and accounting system, that was properly dealt with by the Company during the fiscal year, limiting this conclusion to the internal control aspects related to protection of the Company´s shareholders’ equity, compliance with applicable rules and regulations and reliability and appropriate disclosure of financial-accounting information and relevant events.

D.    Risk Management

Audit Committee´s responsibilities in relation to risk management consist in overseeing implementation of the Company´s information policies on risk management.

For the purposes of evaluating implementation of the Company´s information policies on risk management, we have conducted the following tasks:

1.  Reading the Company’s rule on Risk Analysis.

2.  Considering the work performed by the Company in that sense up to the date hereof and its results.

3.  Defining the extent to which identified and assessed risks, if applicable, were properly informed, in accordance with statutory, regulatory, professional (on accounting issues) and the Company´s applicable rules.

As a result of our work, performed for the purposes and with the scope already mentioned, no relevant issue has come to our attention that, in our opinion, we should mention as a deviation from the implementation of the Company´s information policies on risk management nor from statutory or regulatory rules and from the accounting profession as regards risk information.

E.    Rules of Conduct

In relation to our responsibility of assessing compliance with applicable rules of conduct, our work was focused, as regards members of the Company´s governing body and other officers reporting to accounting and financial areas, on matters related to the transparency, reliability and adequate disclosure of financial information and relevant events and due application and protection of Shareholders´ Equity. In this respect, we have considered those standards established by statutory, regulatory and the Company’s own rules and regulations.

Our work was limited to those matters of which we were aware in our capacity as Company´s Directors, of works conducted in relation to other matters under the Committee´s scope of responsibility (particularly those mentioned in items B and C) and the following tasks:

1.     Reviewing most important rules approved by the Company, including the Code of Ethics and related standards and policies.

2.    Considering the Supervisory Committee´s reports.

3.    Discussing all issues above with the Company´s key officers.

As a result of our work, performed for the purposes and with the scope already mentioned, no relevant issue has come to our attention that, in our opinion, we should mention in relation to the compliance with the rules of conduct referred to above.

F.    Complaints related to Accounting and Auditing Matters

In compliance with the rules applicable to the Company, it has implemented a complaint channel for all persons working in the Company to submit to the Audit Committee´s consideration any claims and complaints related to accounting, internal control and auditing matters that they may deem appropriate, guaranteeing concealed identity and confidentiality upon the complainant´s request.

We believe that said channel has worked effectively and helped fulfill the Audit Committee´s responsibilities as mentioned above.

The Committee has no issue to mention or note in connection with operation of the complaint cannel, analysis of information received or the results obtained as regards its scope of responsibility.

G.    Financial Information and Information on Relevant Events

For the purposes of assessing the reliability of the financial information and information on relevant events filed with the CNV and with the markets where the Company´s shares are traded, we have conducted the tasks described below.

Our responsibility in this respect does not include performance of examinations according to audit standards and therefore, we have not performed them. The scope of our work has been limited to the tasks described below and therefore, our conclusion on the information included below should not be interpreted as a professional opinion on it but rather as a description of the results of tasks performed. In relation to the financial statements for the fiscal year, external auditors and the Supervisory Committee are the parties responsible for issuing the applicable reports. We have relied, in part, on the work carried out by them.

Our work covered the following documents:

a. The financial statements for the fiscal year ended December 31, 2016 and the interim financial statements for the periods ended March 31, June 30 and September 30, 2016.

b. The executive summaries required by the CNV´s Rules for the fiscal year and for the interim periods mentioned in the preceding item.

c. The supplementary information required by the Buenos Aires Stock Exchange and CNV for the fiscal year and for the interim periods mentioned above.

d. The Board of Directors´ Annual Report for the fiscal year.

e. Communications on relevant events and on key financial information other than the financial information referred to above filed with the CNV and with the markets where the Company´s shares are traded.

In relation to these documents, and for the purpose and with the scope already mentioned, we have carried out the following tasks:

1.    Analysis of the main accounting policies of the Company.

2.    Consideration of the work performed as provided for in items A to F above and their results as regards the documents described above.

3.    Discussion of key accounting matters with external auditors, members of the Supervisory Committee and the Company´s key officers.

4.    Analysis of the documents mentioned in items a) to c) hereof, as applicable and prior to their issue, with external auditors, members of the Supervisory Committee and the Company´s key officers.

5.    Analysis of the Annual Report for the fiscal year, of the work performed on it by the external auditor and its discussion with the Company´s key officers.

6.    Analysis of the information mentioned in item e), considering the provisions of paragraph 7 and discussing it with the Company´s relevant officers as deemed necessary.

7.    Verification of the inclusion of all the relevant events and circumstances of which we were aware at the time of its issue.

8.    Consideration of related tasks to be conducted by the Disclosure Committee.

As a result of our work, performed for the purposes and with the scope already mentioned and that comprised the tasks listed above, no material comment has come to our attention, that, in our opinion, should be made to the information mentioned above nor to the policies, procedures or controls related to their preparation.

H.    Agreements with Related Parties

Our responsibility in this respect consists in approving transactions with related parties for a relevant amount submitted to our consideration by the Company´s Board of Directors or by any of its members and expressing an opinion on whether they have been agreed as arm’s length transactions.

Pursuant to Act No. 26.831, Section 72, we have considered as relevant amount that amount equal to 1% of the Shareholders´ Equity, as reflected in the Balance Sheet most recently approved by the Shareholder´s Meeting.

In fulfillment of our responsibility, during the fiscal year, on February 29, 2016, we expressed a favorable opinion as regards the contractual terms and conditions with Orígenes Seguro de Vida.

During the fiscal year, the Board of Directors has not approved any other agreement with related parties for a relevant amount nor are we aware of any other relevant agreement with related parties.

I.     Conflicts of Interest

During the tasks performed by us, both in our capacity as members of the Audit Committee and as the Company´s Directors, we were not aware of any relevant case in which a member of any governing body has been involved in any conflict of interest, in breach of statutory, regulatory and the Company´s rules and regulations.

In addition, we inform that:

1.    After reading and conceptually analyzing the financial statements, we verified that the information on transactions with parent companies, subsidiaries and related companies is posted on them by the Company as provided for by statutory, regulatory and professional applicable rules.

2.    We have discussed with the external auditors the work performed by them in connection with the reliability of the information mentioned in the item above.

3.    We have verified that the Supervisory Committee has made no comment in that respect in its reports.

Based on the work performed by us, as described above, we were not aware of any relevant comment to be made by us as regards our responsibility to inform any case of conflict of interest.

J.     Proposal of Directors´ Fees

In relation to our responsibility of expressing an opinion on the reasonability of fees payable to Directors, we inform that on April 11, 2016, the Committee decided on the reasonability of the proposal of fees payable to Directors for 2015 fiscal year.

K.    Training Plan

On November 24, 2016, the Committee approved its new training plan for the next fiscal year. The Committee has fully executed its prior training plan.

L.     Work Plan

On February 23, 2017, the Committee approved its work plan for 2017 fiscal year.

M.   Adequacy of the Committee’s Rules

The Committee has reviewed the adequacy of the Committee´s Rules and resolved that no changes were necessary.

N.    Reports Issued

As set forth in the paragraphs above, the Committee has issued all relevant and/or required reports (see paragraphs A, H and J).

III.       GENERAL CONCLUSION

As described above, in our capacity as members of the Company´s Audit Committee, we have carried out several tasks in fulfillment of the responsibilities assumed by us pursuant to statutory, regulatory and the Company´s rules and regulations.

As a result of the tasks described above, and as already expressed, we are not aware of any situation that, in our opinion, should be particularly mentioned in this report in relation to the responsibilities we have assumed.

Eduardo L. Llanos	Lucas Amado	Maximiliano Fernández

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 14, 2017